SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4881

Avon Puerto Rico Associates’ Savings Plan

(Full title and address of the plan)

AVON PRODUCTS, INC.

1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

REQUIRED INFORMATION

(a)	Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

Avon Puerto Rico Associates’ Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

Avon Puerto Rico Associates’ Savings Plan

Index

December 31, 2007 and 2006

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Avon Puerto Rico Associates’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006 (Liquidation Basis)

(in thousands of dollars)	2007	2006
Assets
Investments, at fair value (Notes 3 and 4)
Common stock of Avon Products, Inc.	$28	$23
Mutual funds	7	6
Cash and cash equivalents	27	26

Total investments	62	55

Net assets available for benefits	$62	$55

The accompanying notes are an integral part of these financial statements.

Avon Puerto Rico Associates’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007 (Liquidation Basis)

(in thousands of dollars)
Additions to net assets attributable to
Investment income
Net appreciation in fair value of investments (Note 3)	$5
Dividends	1
Interest	1

Total investment income	7

Deductions from net assets attributable to
Benefits paid to participants	—

Net increase	7
Net assets available for benefits
Beginning of year	55

End of year	$62

The accompanying notes are an integral part of these financial statements.

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Summary of Plan

The following description of the Avon Puerto Rico Associates’ Savings Plan (the “Plan”) provides only general information. Avon Products, Inc. is the administrator of the Plan (the “Plan Administrator”). Participants in the Plan should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan which covered all full-time employees of Avon Lomalinda, Inc. (“Avon”) from the first day of the month coincident with or next following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 10, 2002, Avon ceased operations in Lomalinda. A small group of employees remained until December 2002. Benefits continued to accumulate for employees during their severance period.

Plan Termination

On December 10, 2004, the Retirement Board of Avon Products, Inc. voted to terminate the Plan. As of December 31, 2004, the Plan became a frozen plan and no additional contributions were allowed. All participants are 100% vested in their account balances. As described in Note 6, the Plan received approval for termination from the Puerto Rico Department of Treasury on May 5, 2005. The process of liquidating the assets has commenced. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions up until their final pay-out dates. The final distributions will be based on the individual participant’s account valuation on the date of distribution. Note that a Report of Independent Auditors is not required since there were less than 100 participants in the Plan as of December 31, 2007.

Contributions

Participants were able to contribute into the Plan from 1% to 10% of qualified compensation, as defined by the Plan. A participant could contribute on a before-tax basis, an after-tax basis, or a combination thereof. As a result of the termination of the Plan, no contributions were made to the Plan in 2007 and 2006.

Avon matched contributions in an amount equal to 25% of a participant’s qualified contributions (defined by the Plan as a maximum of 6% of base salary contributed by the participant). These matching contributions were made in cash, which was then used to purchase shares of Avon Products, Inc. common stock in the open market. As a result of the termination of the Plan, no matching contributions were made to the Plan in 2007 and 2006.

In accordance with the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “PR Code”), the limit on the amount a participant could have contributed in 2004 on a before-tax basis was the lesser of 10% of the participant’s compensation or $8,000 reduced by any contribution made to an individual retirement account.

Participant Accounts

Each participant’s account is credited with Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investments

Each participant may direct the investment of all contributions to any one or a combination (in multiples of 1%) of the following funds:

a.	Fidelity Overseas Fund

This fund invests primarily in common stocks of foreign issuers. It seeks to achieve long term growth of capital.

b.	Fidelity Blue Chip Growth Fund

This fund invests primarily in common stocks of large blue-chip U.S. companies. The objective of this fund is greater long term earnings growth than the average company in the S&P 500.

c.	Fidelity U.S. Bond Index Fund

This fund invests primarily in domestic bonds with varying maturity dates. It seeks to achieve a conservative return of income as well as the preservation of capital.

d.	Fidelity Retirement Money Market Fund

This fund invests primarily in short-term securities of U.S. based institutions. It seeks to achieve a modest return of income, as well as the preservation of capital.

e.	Spartan U.S. Equity Index Fund

This fund invests primarily in equity securities of medium to large size U.S. based companies.

f.	Fidelity Small Cap Independence Fund

This fund invests primarily in common stocks of domestic and foreign issuers, with small market capitalization. The objective is capital appreciation.

g.	Stock Fund of Avon Products, Inc.

This fund is invested in the common stock of Avon Products, Inc.

In addition to the seven investment fund options, there is a Stock Grant Account that is comprised of common stock of Avon Products, Inc. and is used to hold the net assets of a former Stock Grant Program and Avon’s matching contributions. The Stock Grant Account is not an investment option for participants in the Plan.

Pending investment or distribution, any portion of the investment funds may be held in cash, short-term obligations of the United States Government or other types of short-term investments, including commercial paper. In addition, all or any part of the funds may be held in a pooled fund maintained by the trustee, together with the assets of other trusts established under deferred compensation plans qualified under Section 401(a) of the Internal Revenue Code (the “Code”).

Vesting and Forfeitures

Participants are fully vested in participant contributions in their accounts and earnings thereon. Prior to the Plan termination, participants were vested in Company matching contributions upon the completion of 24 months of participation in the Plan. Contributions made to the Stock Grant Program prior to January 1, 1992 and earnings thereon are fully vested. Forfeitures are used to reduce future employer contributions. For the year ended December 31, 2007, there were no forfeited nonvested Avon contributions used to reduce employer contributions.

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Payment of Benefits

Participants can receive the vested portion of their account balances immediately.

Participant Loans

Prior to the Plan termination, the Plan provided that participants could apply for a loan collateralized by their accounts. To be eligible, a participant must have participated in the Plan for at least 12 months prior to the loan application, and must not have another loan outstanding from his or her account.

The maximum amount of any loan to an individual was one half of the current value of the vested balance of the participant’s account in the Plan up to $50,000. The minimum loan amount was $1,000, and interest was charged at one percent above prime rate. Once determined, the interest rate was fixed for the duration of the loan. Repayment periods generally ranged from one to five years, with a ten-year maximum for loans used in connection with the purchase of a principal residence. Loan repayments were generally made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance was permitted at any time.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Plan changed its basis of accounting from the going concern plan basis to the liquidation basis in 2004. The change to the liquidation basis did not result in any adjustments to the financial statements as all assets had been presented at fair value prior and subsequent to the change to liquidation basis.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers a number of investment options including the Stock Fund of Avon Products, Inc. and a variety of mutual funds. The mutual funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Stock Fund of Avon Products, Inc., which invests in securities of a single issuer.

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Valuation of Investments

Investments in the common stock of Avon Products, Inc. are valued at quoted market prices. Investments in mutual funds are valued at quoted market prices which represent the net asset value as calculated by the investment managers. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Expenses

Administrative expenses, including trustee and recordkeeping expenses, are paid by the Plan and by Avon. Audit fees and certain other administrative fees are paid by Avon Products, Inc. Each fund bears its own applicable expenses for investment management fees.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

(in thousands dollars)	2007	2006
Common stock of Avon Products, Inc.
Participant directed	$5	$4
Nonparticipant directed	23	19
Fidelity Retirement Money Market Fund	26	25
Fidelity Blue Chip Growth Fund	6	5

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

(in thousands of dollars)	2007
Common stock of Avon Products, Inc.	$5

$5

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

4.	Nonparticipant–directed Investments

Information about the net assets available for benefits relating to the nonparticipant-directed investments at December 31, 2007 and 2006 is as follows:

(in thousands of dollars)	2007	2006
Common stock of Avon Products, Inc.	$23	$19
Cash and cash equivalents	1	1

	$24	$20

For the year ended December 31, 2007, the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

(in thousands of dollars)	2007
Net appreciation in fair value of investments	$4

$4

5.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by Fidelity Investments. Fidelity Trust Company, an affiliate of Fidelity Investments, is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

The Plan invests in Avon Products, Inc. common stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Participant loans are also considered party-in-interest transactions.

6.	Tax Status

On May 5, 2005, the Plan received its latest determination letter from the Puerto Rico Department of Treasury approving the Plan’s termination.

The Plan obtained a determination letter on May 1, 1993, in which the Puerto Rico Department of the Treasury stated that the Plan was in compliance with the applicable requirements of the Income Tax Act of 1954, as amended. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and, to the best of their knowledge, is currently in compliance with, the applicable requirements of the Puerto Rico Department of the Treasury. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

Avon Puerto Rico Associates’ Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon the initial and continued qualification of the Plan and any amendments under the PR Code, the continued deductibility under Section 404 of the Income Tax Act of 1954, as amended, of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

Avon Puerto Rico Associates’ Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(in thousands of dollars)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Avon Products, Inc.	Common stock	$9	$28

	Total common stocks		9	28

*	Spartan U.S. Equity Index Fund	Mutual fund	**	1
*	Fidelity Blue Chip Growth Fund	Mutual fund	**	6

	Total mutual funds			7

*	Fidelity Retirement Money Market Fund	Cash equivalent	**	26
*	Fidelity Institutional Cash Portfolio	Cash equivalent	**	1

	Total cash equivalents			27

				$62

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed funds.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Puerto Rico Associates’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Puerto Rico Associates’ Savings Plan
(Name of Plan)
Date: June 20, 2008
/s/ Richard J. Valone
Richard J. Valone
Vice President & Treasurer